Exhibit 99.1

Corporate Communications

CNH Industrial N.V. announces the extension by one additional year to March 2026 of its syndicated credit facility

London, February 26, 2021

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) announces that it has exercised the second one-year extension option (i.e. to March 2026) of its syndicated committed revolving credit facility for € 3.9505 billion. The remaining € 49.5 million will mature in March 2025.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom